EXHIBIT F






March 19, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:  Northeast Utilities et al.
     File No. 70-10184

Ladies and Gentlemen:

     I am Assistant General Counsel of Northeast Utilities Service Company ("NUSCO"), a service company affiliate of Northeast Utilities ("NU"). I have acted as counsel for NU and its wholly-owned direct and indirect subsidiaries, (collectively, the "Applicants") in connection with the Application/Declaration on Form U-1 in File No. 70-10184 ("Declaration"). In the Declaration, the Applicants seek the approval of the Commission of a Second Amended and Restated Tax Allocation Agreement (the "Proposed Transaction").

     In connection with this opinion, I have examined or caused to be examined by counsel associated with or engaged by me, including counsel who are employed by NUSCO, originals or copies certified to my satisfaction of such corporate records of NU, certificates of public officials and of officers of NU, and agreements, instruments and other documents, as I have deemed necessary as a basis for the opinions expressed below. In my examination of such agreements, instruments and documents, I have assumed the genuineness of all signatures, the authenticity of all agreements, instruments and documents submitted to me as originals, and the conformity to original agreements, instruments and documents of all agreements, instruments and documents submitted to me as certified, conformed or photostatic copies and the authenticity of the originals of such copies.

     The opinions set forth herein are limited to the laws of the Commonwealth of Massachusetts, the States of Connecticut and New Hampshire and the federal laws of the United States. I am a member of the bar of the State of New York. I am not a member of the bar of the Commonwealth of Massachusetts or the States of Connecticut and New Hampshire and do not hold myself out as an expert in the laws of such Commonwealth or States. In expressing opinions about matters governed by the laws of such Commonwealth or such States, I have consulted with counsel who are employed by NUSCO and are members of the bar of such Commonwealth or such States.

     Based upon and subject to the foregoing, and assuming that the Proposed Transactions are carried out in accordance with the Declaration, I am of the opinion that, when the Commission shall have entered an order forthwith granting the Declaration:

     (a) all State laws applicable to the Proposed Transaction will have been complied with;

     (b) the consummation of the Proposed Transactions will not violate the legal rights of the holders of any securities issued by any Applicant or any associate company thereof.

     I hereby consent to the filing of this opinion as an exhibit to the Declaration and in any proceedings before the Commission that may be held in connection therewith.

                         Very truly yours,



                         /S/ Jeffrey C. Miller
                         Jeffrey C. Miller
                         Assistant General Counsel
                         Northeast Utilities Service Company